Concordia International Corp. Announces Filing of its Information Circular
in connection with its Recapitalization Transaction and its Annual Meeting of Shareholders
Oakville, Ontario, May 17, 2018 - Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, is today publicly posting and commencing the distribution of its information circular (the “Circular”) for the meetings (the “Debtholders’ Meetings”) of holders of certain secured debt of Concordia (the “Secured Debtholders”) and holders of certain unsecured debt of Concordia (the “Unsecured Debtholders”) and for the annual and special meeting of shareholders of Concordia (the “Shareholders’ Meeting”, and collectively with the Debtholders’ Meetings, the “Meetings”).
The Company announced on May 2, 2018 (the “Recapitalization Transaction Announcement”) a proposed transaction to realign its capital structure (the “Recapitalization Transaction”) to be implemented pursuant to a plan of arrangement (the “CBCA Plan”) under the Canada Business Corporations Act (“CBCA”). As of the date hereof, the Recapitalization Transaction is supported by debtholders holding in aggregate approximately 77% of the Company’s affected secured debt and approximately 64% of the Company’s affected unsecured debt.
On May 2, 2018, the Company also announced the granting of an interim order (the “Interim Order”) by the Ontario Superior Court of Justice in the Company’s previously announced CBCA proceedings (the “CBCA Proceedings”), which Interim Order authorizes, among other things, the holding and conduct of the Meetings in respect of the CBCA Plan and the distribution of the Circular and related forms of proxies and applicable election forms (collectively, the “Meeting Packages”) to the Secured Debtholders, Unsecured Debtholders and shareholders of Concordia.
The Recapitalization Transaction Announcement, the Interim Order and certain other key materials relating to the Recapitalization Transaction are available on the Company’s website and/or on the Company’s SEDAR and EDGAR profiles.
The Meetings are scheduled to be held on June 19, 2018 at the offices of Goodmans LLP at 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7. The meeting of the Secured Debtholders is scheduled to begin at 10:00 a.m. (Toronto time), the meeting of Unsecured Debtholders is scheduled to begin at 10:30 a.m. (Toronto time) and the Shareholders’ Meeting is scheduled to begin at 11:00 a.m. (Toronto time). Pursuant to the Interim Order, the record date for the Meetings was 5:00 p.m. (Toronto time) on May 9, 2018.
At the Debtholders’ Meetings, the applicable debtholders will be asked to consider and approve the CBCA Plan, and such other matters as may be properly brought before such Debtholders’ Meetings. At the Shareholders’ Meeting, shareholders will be asked to consider and approve the

CBCA Plan, as well as certain other matters set out in the Circular relating to the Recapitalization Transaction and relating to Concordia’s annual meeting of shareholders, and such other matters as may be properly brought before such Shareholders’ Meeting.
Debtholders of the Company are reminded that the early consent date for voting in favour of the CBCA Plan in order to be eligible to receive certain early consent consideration, as set out in further detail in the Interim Order, the Circular and the CBCA Plan, is 5:00 p.m. (Toronto time) on June 6, 2018.
Further information on the Recapitalization Transaction and the Meetings was set out in the Recapitalization Transaction Announcement and is described in detail in the Circular. The Circular contains, among other things: a copy of the proposed CBCA Plan; a copy of the opinion issued by MPA Morrison Park Advisors Inc. to Concordia’s Board of Directors in respect of the Recapitalization Transaction; information regarding procedures for voting on the CBCA Plan, eligibility for early consent consideration and elections in respect of the new secured debt to be issued to certain debtholders pursuant to the terms of the Recapitalization Transaction; a description of certain governance arrangements which will be implemented by Concordia upon implementation of the Recapitalization Transaction; other background and material information regarding the Recapitalization Transaction, including, without limitation, information relating to the permanent waiver to be sought with respect to all defaults resulting from the commencement of the CBCA Proceedings, and third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction; and information relating to the annual meeting of shareholders. The Circular and the other items in the Meeting Packages, as applicable, will also be available as follows:

•	on Concordia’s website at www.concordiarx.com;

•	under Concordia’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml; and/or

•
through Kingsdale Advisors by calling toll free at  1-866-581-0506 or 416-867-2272, by email at corpaction@kingsdaleadvisors.com or on Kingsdale Advisors’ website at http://www.kingsdaleadvisors.com/concordiadocuments.html

Any questions or requests for further information regarding voting at the Meetings, eligibility for early consent consideration or the applicable elections in respect of the types and currency of new secured debt to be issued pursuant to the Recapitalization Transaction should be directed to Kingsdale Advisors per the contact information set out above.
The Company’s legal advisors in connection with the Recapitalization Transaction are Goodmans LLP and Skadden, Arps, Slate, Meagher & Flom LLP and its financial advisor is Perella Weinberg Partners LP.
The legal advisors to the initial consenting Secured Debtholders in connection with the Recapitalization Transaction are Osler, Hoskin & Harcourt LLP and White & Case LLP and their financial advisor is Houlihan Lokey Capital, Inc. The legal advisors to the initial consenting Unsecured Debtholders in connection with the Recapitalization Transaction are Bennett Jones

LLP, Paul, Weiss, Rifkind, Wharton & Garrison LLP and Ashurst LLP and their financial advisor is Greenhill & Co., LLC.
This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent an exemption from registration under the Securities Act of 1933.
Alternative Implementation Process
The Recapitalization Transaction is being implemented pursuant to the CBCA Plan.  In order to be in the best position to advance the Recapitalization Transaction pursuant to insolvency proceedings under Chapter 11 of the United States Bankruptcy Code (a “Chapter 11 Process”), if applicable, Concordia is soliciting votes in respect of the CBCA Plan contemporaneously with soliciting votes in respect of a Chapter 11 Process.  Concordia intends to complete and implement the CBCA Plan pursuant to the CBCA Proceedings.  Contemporaneous solicitation of votes in respect of a Chapter 11 Process ensures that the Company has the future ability to also complete the Recapitalization Transaction under such an alternative implementation process if the Company elects to do so in the future, subject to certain conditions and consent requirements as provided for in the support agreement entered into by Concordia and certain supporting Secured Debtholders and Unsecured Debthlders as of May 1, 2018 (the “Support Agreement”).  In addition, in accordance with the terms of the Interim Order, a vote cast in favour of the CBCA Plan at the Meetings may also be counted in favour of implementing a plan of arrangement on substantially similar terms in any insolvency proceedings under the Companies' Creditors Arrangement Act (Canada) that may be commenced by the Company, subject to the terms of the Support Agreement and the Interim Order.

About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.
Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
For further information, please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com

Notice regarding forward-looking statements and information:

Capitalized terms used in the below section but not otherwise defined in this press release shall have the meanings given to such terms in the Company’s press release issued on May 2, 2018.
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements with respect to: the terms of the Recapitalization Transaction including, but not limited to, with respect to raising new equity capital, the exchange of Secured Debt for cash and New Secured Debt, the exchange of Unsecured Debt for new common shares, the aggregate consideration payable to Secured Debtholders and Unsecured Debtholders, and the percentage of the common shares outstanding to be retained by existing Shareholders; the Company's ability to operate its business and satisfy its obligations in the ordinary course while pursuing the implementation of the Recapitalization Transaction; the Recapitalization Transaction resulting in a strong financial foundation for the long-term benefit of the Company and its stakeholders; the intended use of proceeds from the Private Placement; governance terms and registrations rights to be agreed to by the Company and the Private Placement Parties; the events of termination under the Subscription Agreement; the consolidation of existing common shares; dilution of existing Shareholders as a result of the Recapitalization Transaction; dilution of Shareholders following completion of the Recapitalization Transaction pursuant to the issuance of new common shares under the Management Incentive Plan; the cancellation of all other equity interests in Concordia; the release of all equity claims other than existing equity class action claims (and recovery in respect of existing equity class action claims being limited to recovery as against applicable insurance policies); the scheduling of the Meetings; the date of the Meetings; the Continuance; building a stronger Concordia and optimism about the path forward; potential alternatives available to the Company and the Recapitalization Transaction representing the best available alternative to realign the Company’s capital structure and position the business for long-term growth; the opinions provided by MPA; the Recapitalization Transaction being in the best interests of the Company and its stakeholders; the Company receiving additional support from its stakeholders as the Recapitalization Transaction process advances; the eligibility of Secured Debtholders and Unsecured Debtholders to receive the Secured Debtholder Early Consent Cash Consideration or the Unsecured Debtholder Early Consent Shares (respectively); the deadline for submitting proxies and voting instructions; the Company seeking Court approval of the CBCA Plan even if it is not approved by Shareholders; matters to be considered and voted on at the Meetings; the timeline for seeking Court approval of the CBCA Plan; the effect of the CBCA Plan on holders of the Secured Debt and the Unsecured Debt and the Shareholders upon implementation; the Company seeking a permanent waiver of any and all defaults resulting from the commencement of the CBCA Proceedings and third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction; the mailing of the Circular and the availability and location of documents referred to in this press release; the Company soliciting votes in respect of the CBCA Plan contemporaneously with soliciting votes in respect of a Chapter 11 Process; the Company’s ability to complete the Recapitalization Transaction under an alternative implementation process; the Company counting votes cast at the Meetings in favour of the CBCA Plan as being cast in favour of implementing a plan of arrangement under the Companies Creditors’ Arrangement Act; the completion of the proposed Recapitalization Transaction including obtaining any necessary approvals, satisfying any conditions and the expected timing thereof; reducing the Company's existing debt and interest expense (including the amounts thereof); positioning the Company for long-term growth;

executing the Company's DELIVER strategy; the Company's available liquidity to operate its business and meet its financial commitments (including commitments to employees, customers, suppliers and business partners); the benefits of the CBCA process; proceedings under the CBCA including with respect to CBCA proceedings compared to proceedings under bankruptcy and insolvency statutes; the ability of the CBCA process to protect the Company's business and preserve Concordia's cash; optimism about the ability to implement the Recapitalization Transaction that would enable Concordia to move forward with all of the pillars of the Company's DELIVER strategy in order to maximize the potential of Concordia; Concordia's intention to make scheduled interest and amortization payments; maximizing Concordia's potential; the expected value of the Company's existing common shares following the completion of the Recapitalization Transaction; protection for the Company and its subsidiaries against defaults and any related steps or actions under CBCA proceedings; the focus on becoming a leader in European specialty, off-patent medicines; the listing of Concordia’s common shares on Nasdaq and the Toronto Stock Exchange; the bid price of such shares; Concordia regaining compliance with certain Nasdaq listing requirements; the Company’s liquidity; prioritizing a sustainable capital structure for the Company, initiatives to optimize the Company’s capital structure; creating a financial foundation that will be able to support the Company’s long-term growth, achieving the Company’s financial goals including any goals with respect to the nature of agreements with lenders, the amount of any reduction of the Company’s debt obligations, executing the DELIVER strategy, prioritizing a sustainable capital structure that will allow Concordia to execute its long term strategy and position it for success, financial forecasts; projections for revenue (including expected revenue by geography), gross profits, adjusted gross profits, EBITDA, adjusted EBITDA, margins and cash flow; assumptions made in developing financial forecasts; the Company’s top molecules and the revenue therefrom; liabilities related to the termination of the Company’s foreign-exchange hedges; capital structure objectives; anticipated sales and gross profits; the Company’s commercial and regulatory capabilities; the Company’s diverse commercial portfolio; the Company’s pipeline of products; development costs; the number of molecules in the pipeline; the timeline for pipeline products; the possible revenues for pipeline products and the estimated market value for those products; the Company’s ability to source products and its partnership capabilities; the Company’s efficient and variable cost structure; expected gross margin contributions; strategies employed by Concordia’s segments; the Company’s acquisition strategy including with regard to filler acquisitions and strategic acquisitions; anticipated revenue from certain product categories; the Company’s asset-light business model and its strategy for manufacturing and sales/distribution; certain of the Company’s products having no or limited sales or marketing expenses; the potential additional revenue from new orphan drug indications; the Company’s broad geographic footprint and commercial/regulatory capabilities; the Company’s strong and experienced management team; the Company’s ability to acquire, license and develop off-patent prescription medicines; expected competitive, financial and political forces that will affect the Company’s business and the anticipated impacts of those forces; key drivers affecting the Company’s business in the United Kingdom and the United States; regulatory investigations and the status and timing thereof; the status of investigations by the United Kingdom’s Competition and Markets Authority; the expected impact of the U.K. Health Service Medical Supplies (Costs) Act and the anticipated next steps in the implementation thereof; seeking to become a leading European specialty “off-patent” medicines player; the Company’s go-forward strategy including the expected timing for each aspect thereof; driving growth in the United Kingdom; expanding into key European markets; level-setting the Company’s United States business; increasing the Company’s product pipeline; the Company’s approach to non-core markets; extending the Company’s lean operating model and building on its existing talent; maximizing the Company’s core competencies (including the Company’s global commercial footprint, the Company’s network of development partners, and its lean cost and tax efficient operating model); the Company’s ability to service its debt obligations and meet its earn-out obligations in 2018 and beyond; the Company’s ability to optimize and expand its portfolio; entering into in-licensing and development agreements; the Company’s ability to expand globally, including building out into target markets; products awaiting regulatory approval; the ability to develop products with the Company’s network of external partners; the Company’s ability to find partners and expand into new markets; the intention to launch products; success of product launches; expected debt levels and leverage; free cash flows; the Company’s debt structure (including its flexibility) and the ability to pay down debt; expected sources of funds (including expected levels of cash on hand); future growth of the Company (including the Company’s expansion globally); the ability to use the Company’s expected cash flow to pay certain future obligations (including earn-out and debt obligations); cash on hand after satisfying obligations during 2018 and beyond; the performance of the Company’s products and segments; the revenue generating capabilities and/or potential of the Company’s assets; the Company’s financial strength; the ability of the Company’s products and/or business divisions to generate a stable revenue stream for the development of products and/or acquisition and/or in-licensing opportunities; the continued and/or expected profitability of the Company’s products and/or services; the sales and/or demand for the Company’s products; the Company’s ability to evaluate growth opportunities on a global scale (and the availability of such opportunities); the ability to expand existing sales of the Company’s products in certain markets; market opportunities for the Company’s products; the Company’s ability to provide patients with safe and efficacious medicines; the safety and efficacy of the Company’s products; the Company’s products being niche, hard-to-make products; the Company’s ability to offer quality niche medicines; the Company’s ability to produce new forms and new strengths of niche generics; the Company’s ability to bring unique forms and strengths to market; the ability to obtain necessary approvals; the approval and development of Photofrin® as a new treatment for certain forms of cancer; the ability of Photofrin® to combat certain forms of cancer; and other factors.
Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to the Company’s inability to complete the Recapitalization Transaction on the terms described in this press release, the Company’s inability to operate its business and satisfy its obligations in the ordinary course as it implements the Recapitalization Transaction, the Recapitalization Transaction not resulting in a strong financial foundation for long-term growth, risks relating to the dilution of existing Shareholders as a result of Recapitalization Transaction and dilution pursuant to the issuance of new common shares under the Management Incentive Plan, risks related to the Company’s inability to complete the Private Placement (including risks related to the termination of the

Subscription Agreement if the Private Placement Parties are unable to agree to governance terms and registrations rights), risks relating to the cancellation of all equity interests other than the common shares, the inability of the Company to secure the release of all equity claims other than the existing equity class action claims, the inability of the Company to secure that recovery in respect of the existing equity class action claims will be limited to recovery as against any applicable insurance policies, risks related to the matters to be considered and voted on at the Meetings, a delay in the holding of the Meetings, the inability to achieve the required level support from the Company’s stakeholders at the Meetings in respect of the Recapitalization Transaction and other matters to be voted on at the Meeting, risks related to the Continuance, risks related to the Recapitalization Transaction not representing the best available alternative to realign the Company’s capital structure, the Company not receiving additional stakeholder support, risks related to seeking Court approval of the CBCA Plan if it is not approved by Shareholders, the inability of the Company to obtain permanent waivers of any and all defaults resulting from the commencement of the CBCA Proceedings and third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction, risks related to the Company pursuing an alternative implementation process to complete the Recapitalization Transaction, the inability of the Company to obtain the necessary approvals and satisfy conditions to complete the Recapitalization Transaction, the inability to realize financial forecasts or projections, the inability to realize projections for revenue (including expected revenue by geography or product), the inability to achieve revenues and gross margins for certain products and other initiatives, increased competition on the Company’s products resulting in an impact on potential revenues and margins, EBITDA, adjusted EBITDA, gross profit, adjusted gross profit, and cash flow, risks associated with the assumptions used to develop financial forecasts, Concordia’s top molecules not producing expected levels of revenue, risks associated with Concordia’s commercial and regulatory capabilities, risks associated with Concordia’s commercial portfolio, risks associated with Concordia’s pipeline of products, the number of molecules in the pipeline, the timeline for the development and launch of pipeline products, development costs, the possible revenues for pipeline products and the markets for those products, the inability to achieve the forecasted revenues for pipeline products and the inability to launch pipeline products in the markets for those products, the inability to source products or enter into partnerships, the inability to maintain Concordia’s efficient and variable cost structure, the inability to achieve projected gross margins, the inability to implement the Company’s strategies for its segments, the Company’s products not producing anticipated revenues, the inability to maintain Concordia’s asset-light business model and strategy for manufacturing and sales/distribution, the inability to realize potential additional revenue from new orphan drug indications, the inability to acquire, license or develop off-patent prescription medicines, the impact of competitive, financial and political forces on the business, risks associated with working with, or finding, development partners, the inability to maintain a tax efficient operating model, the Company’s inability to become a leading European specialty “off-patent” medicines player, the inability to implement the Company’s go-forward strategy or to implement such strategy within the expected timeline, the Company’s inability to drive growth in the United Kingdom, the Company’s inability to expand into certain markets, the Company’s inability to level-set its United States business, the Company’s inability to increase its pipeline of products, the Company’s inability to vary its approach to non-core markets, the Company’s inability to extend its lean operating model and build on its existing talent, potential liabilities related to the termination of the Company’s foreign-exchange hedges, the Company’s inability to realign its capital structure, the Company’s inability to reduce debt (which could result in the Company having to file for bankruptcy or insolvency proceedings), the CBCA process not affording the protection sought by Concordia, third parties not complying with a CBCA order and taking steps against Concordia and its subsidiaries, the inability of the Company to obtain the required level of approval from the Secured Debtholders, the Unsecured Debtholders and Shareholders for the Recapitalization Transaction, the CBCA process not adequately addressing the Company’s realignment of its capital structure and not benefiting all stakeholders, discussions with the Company’s lenders no longer being constructive, Concordia’s securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn-out obligations), risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with expanding into new markets, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations including the investigations by the United Kingdom’s Competition and Markets Authority, risks associated with the failure to comply with applicable laws, risks associated with litigation including the class action lawsuits that the Company is currently subject to and the potential significant damages and costs that are associated therewith, legislative changes (including, without limitation, the U.K. Health Service Medical Supplies (Costs) Act), risks associated with regulatory and/or government intervention on the prices of the Company’s products, risks relating to supply, distribution and in-licensing arrangements, possible failure to realize the anticipated benefits of acquisitions, in-licensing arrangements and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, risks associated with acquisitions (including the failure to uncover or appreciate material liabilities associated therewith), product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the inability to in-license products, the inability to procure active pharmaceutical ingredients and maintain supply of the Company’s products to meet market demands, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, in-licensing opportunities, risks associated with the acquisition, in-licensing and/or launch of pharmaceutical products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), the impact of increased competition on the volume and price of the Company’s products, risks associated with the loss of hospital tenders, formulary exclusions, and/or de-prescribing guidelines issued by applicable prescribing groups, the inability to grow product sales through marketing and/or promotion, risks associated with customers deferring purchase orders for the Company’s products, risks associated with working with external partners, risks associated with the inability to supply products due to, without limitation, stock-outs and/or product recalls and/or rejections, risks associated with slower uptake of the Company’s products, higher than expected erosion of the volume of sales of Concordia’s products, the impact of non-FDA approved products on the sales of Concordia’s products, including Donnatal®, general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with legislative changes, regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia.
Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward‐looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward‐looking statement or information can be guaranteed. Except as required by applicable securities laws, forward‐looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward‐looking statement or information, whether as a result of new information, future events, or otherwise.
All subsequent oral or written forward-looking statements and information attributable to Concordia or any of its directors, officers or employees, or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.